SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Second Amendment)*
SUN BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $1.00
(Title and Class of Securities)
86663B102
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Michael J. Gibbons
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645

With a copy to:
David Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile Number: (212) 735-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON OO

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR SBI AcquisitionCo, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON OO

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON OO

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON PN

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON OO

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,114 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON PN

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

CUSIP No. 86663B102	Schedule 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)(2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239 (2)
	8	SHARED VOTING POWER 18,655,114 (1)
	9	SOLE DISPOSITIVE POWER 239 (2)
	10	SHARED DISPOSITIVE POWER 18,655,114 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,655,353 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	□
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14		TYPE OF REPORTING PERSON IN

(1)
The 18,655,114  shares of common stock are held directly by WLR SBI AcquisitionCo, LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR SBI AcquisitionCo, LLC.

(2)	Wilbur L. Ross, Jr. directly holds 239 shares of common stock.

CUSIP No. 86663B102	Schedule 13D

Item 1.   Security and Issuer.

This Amendment (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010 (the “Schedule 13D”) and the First Amendment to the Schedule 13D filed with the SEC on November 8, 2010 with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Sun Bancorp, Inc., a New Jersey corporation (the “Company”).  The Company’s principal executive offices are located at 226 Landis Avenue, Vineland, New Jersey 08360.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On March 22, 2011, the Company issued 28,750,000 shares of its Common Stock in a registered, underwritten public offering (the “Offering”), as to which WLR elected to exercise its gross-up rights under the terms of the Agreement.  The 28,750,000 shares of Common Stock sold in the Offering included 3,750,000 shares of Common Stock sold to the underwriters in the Offering pursuant to their right to purchase additional shares of Common Stock in order to cover over-allotments (the “Over-Allotment Sale” and the shares sold in the Offering other than those sold in the Over-Allotment Sale, the “Initial Shares”).  As more fully described in Item 4 below, on March 11, 2011, WLR indicated its intent to purchase a number of shares in the Offering such that, in the aggregate, WLR would maintain its pre-Offering ownership interest in the Company.  WLR completed the purchase of shares in respect of its gross-up rights on the issuance of the Initial Shares on March 22, 2011 and acquired 6,186,114 shares of Common Stock (the “Purchased Shares”). The aggregate purchase price for the Purchased Shares was $17,630,424.90, or $2.85 per share, representing the public offering price of $3.00 less the underwriting discount of $0.15. The funds used by WLR are being obtained from commitments from limited partners.

WLR has also indicated to the Company that it intends to exercise its gross-up rights under the terms of Agreement in connection with the Over-Allotment Sale.  WLR anticipates that it will purchase a number of shares such that, in the aggregate, WLR would regain its pre-Offering ownership of approximately 24.8% of the Company’s outstanding Common Stock.

Item 3 of Schedule 13D is not amended or supplemented except as set forth above.

Item 4.   Purpose of Transaction.

 Item 4 is hereby amended to add the following:

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

On March 3, 2011, the Company notified WLR of its intent to conduct the Offering.  On March 11, 2011, WLR notified the Company of its intent to exercise its gross-up rights under the terms of the Agreement and purchase a number of shares such that, in the aggregate, WLR would continue to own approximately 24.8% of the Company’s outstanding Common Stock after the Offering was completed.  WLR completed this transaction with respect to the issuance of the Initial Shares on March 22, 2011 and acquired the Purchased Shares at such time.

WLR has indicated to the Company that it intends to exercise its gross-up rights under the terms of Agreement in connection with the Over-Allotment Sale.  WLR anticipates that it will purchase a number of shares

CUSIP No. 86663B102	Schedule 13D

such that, in the aggregate, WLR would regain its pre-Offering ownership of approximately 24.8% of the Company’s outstanding Common Stock.  This transaction has not yet been completed.

Item 4 of Schedule 13D is not amended or supplemented except as set forth above.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Following the exercise of WLR’s gross-up rights described in Item 3 of this Amendment, and effective March 22, 2011, WLR beneficially owns a total of 18,655,114  shares of Common Stock, which in the aggregate represents approximately 23.6% of the outstanding Common Stock as of March 22, 2011.  As described in Item 4, the Over-Allotment Sale triggered WLR’s gross-up rights under the terms of the Agreement, entitling WLR to purchase additional shares from the Company.  WLR has indicated to the Company that it intends to exercise its gross-up rights under the terms of Agreement in connection with the Over-Allotment Sale.  WLR anticipates that it will purchase a number of shares such that, in the aggregate, WLR would regain its pre-Offering ownership of approximately 24.8% of the Company’s outstanding Common Stock.  This transaction has not yet been completed.

Due to their relationships with WLR, each of the other Reporting Persons may be deemed to share voting and dispositive power over the shares held by WLR.  Mr. Ross directly owns an additional 239 shares.

Item 5 of Schedule 13D is not amended or supplemented except as set forth above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Over-Allotment Sale was completed contemporaneously with the sale of the Initial Shares.  Under the terms of the Agreement WLR has the right to purchase a number of shares such that, in the aggregate, WLR would maintain its pre-Offering ownership interest in the Company of approximately 24.8% of the Company’s outstanding common stock.  WLR has indicated to the Company that it intends to exercise its gross-up rights under the terms of Agreement in connection with the Over-Allotment Sale.  WLR anticipates that it will purchase a number of shares such that, in the aggregate, WLR would regain its pre-Offering ownership of approximately 24.8% of the Company’s outstanding Common Stock.  This transaction has not yet been completed.

Item 6 of Schedule 13D is not amended or supplemented except as set forth above.

CUSIP No. 86663B102	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2011

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR SBI ACQUISITIONCO, LLC

By:	WLR Recovery Associates IV, L.P.,
its Sole Manager
By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. 86663B102	Schedule 13D

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.